UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
008-71057

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COMPOSER SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8901 N NEW RIVER CANAL RD APT. 15
(No. and Street)

PLANTATION	FL	33324
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DANIEL THOMAS GARCIA	(954) 258-2308	daniel@composer.trade
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY. PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL THOMAS GARCIA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COMPOSER SECURITIES LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Daniel Garcia — Digitally signed by Daniel Garcia Date: 2024.02.26 15:30:18 -05'00'

Title: CEO

Calvin Persaud

Notary Public

CALVIN PERSAUD
Notary Public - State of Florida
Commission # HH 434757
My Comm. Expires Aug 17, 2027
Bonded through National Notary Assn.

NOTARY PUBLIC STATE OF FLORIDA

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previ a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 C applicable.*

Composer Securities LLC

STATEMENT OF FINANCIAL CONDITION

Including Report of Independent Registered Public Accounting Firm

For the Period from January 01, 2023
through December 31, 2023

Composer Securities LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3-5

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Composer Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Composer Securities LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Composer Securities LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Composer Securities LLC's management. Our responsibility is to express an opinion on Composer Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Composer Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Composer Securities LLC's auditor since 2023.

Maitland, Florida

March 26, 2024

Statement of Financial Condition

Composer Securities LLC.

For the Period January 12, 2023 through December 31, 2023

	DEC 31, 2023
Assets	
Current Assets	
Cash and Cash Equivalents	
Composer Securities LLC - Mercury	217,590.78
Total Cash and Cash Equivalents	217,590.78
APEX - Deposit Account 4CM00100	125,000.00
APEX - Fee Account 4CM00004	1,000.00
Total Current Assets	343,590.78
Total Assets	343,590.78
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	15,229.29
APEX - Error Account 4CM00101	10.14
Due to/from Composer Technologies, Inc. (US)	136,685.13
Total Current Liabilities	151,924.56
Total Liabilities	151,924.56
Equity	
Composer Technologies Inc. (Canada)	619,484.00
Current Year Earnings	(427,817.78)
Total Equity	191,666.22
Total Liabilities and Equity	343,590.78

See accompanying notes to financial statements

1. Organization and Nature of Business

Composer Securities LLC (the “Company”) is a Delaware limited liability company incorporated on January 12, 2023. The Company is wholly owned by its parent, Composer Technologies, Inc. (“Parent”), a Delaware incorporated company, whose ultimate parent is Composer Technologies, a company incorporated in Canada.

The purpose of the Company is to carry on a general securities brokerage business. The transactions entered into on behalf of the Company's account holders are cleared by Apex Clearing Corporation (“the Company's Clearing Broker”) on a fully disclosed basis and therefore the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC") as of September,12,2023. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP")

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Revenue Recognition

The Company accounts for revenue in accordance with The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 606"), Revenue from Contracts with Customers ("ASC 606"). The guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Cash and Cash Equivalents

The Company defines cash equivalents as overnight time deposits and short-term, highly-liquid investments with original maturities of three months or less at the time of purchase. At December 31, 2023, Cash and cash equivalents consisted solely of cash.

Income Taxes

The Company complies with FASB ASC 740, income taxes. The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Parent. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Fair Value of Financial Instruments
The carrying amounts reported for cash and cash equivalents approximated fair value based on the on-demand natures for cash and the short term maturity and daily pricing mechanisms for cash equivalents. Other liabilities with short and intermediate-term maturities defined settlement amounts including other payables are reported at their contractual amounts, which approximate to fair value.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC’s requirement also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1. As a broker-dealer in its first 12 months of operations, the Company was required to maintain net capital equal to the greater of 12.5% of aggregate indebtedness items, as defined, or $5,000. At December 31, 2023, the Company had net capital of $191,666, which exceeded the minimum requirement of $5,000 by $186,666. The Company's ratio of aggregate indebtedness to net capital was 0.79 to 1 as of December 31, 2023.

4. Financial Instruments

All financial instruments are measured and reported on a fair value basis. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy organized into three levels based upon the inputs used to measure the valuation of the financial instruments.
This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy
Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 - Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;
Level 2- Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;
Level 3 - Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2023, The carrying value of short-term financial instruments, such as cash is recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and, where applicable, carry interest rates that approximate market rates. Under the fair value hierarchy, cash is classified as Level 1 and payables are classified as Level 2.

5. Concentrations of Credit Risk and Other Matters

The Company maintains all of its cash in financial institutions. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

6. Related Party Expense Sharing

In September 2023 the Company entered into an expense sharing agreement with Composer Technologies Inc. Each quarter expenses, including Insurance, Taxes, Broker's Regulatory fees, Professional fees and Technology expenses are allocated based upon the agreed % agreed upon in the agreement for that quarter. Any direct costs incurred or recognized by the Company are paid directly by the Company or allocated 100% to the Company and are not included in the expenses sharing allocation. During the year ended December 31, 2023, expenses allocated totaled $426,169 of which $136,685 is due from Composer Securities LLC.

7. Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

8. Subsequent Events

Management has evaluated the Company's events and transactions through the date the financial statements were available to be issued. The Company has determined that no subsequent events or transactions occurred during that period requiring recognition or disclosure.

9. Company Conditions

The Company has a loss of $427,817 for the year ending December 31, 2023 and has received capital contributions from its stockholder for working capital. The Company's stockholder has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.